Exhibit (a)(1)(xi)

Galil Medical Tender Offer to Acquire Perseon Corporation Expires

ARDEN HILLS, Minn., and SALT LAKE CITY, Dec. 22, 2015 — Galil Medical Ltd. (“Galil”), a global leader in delivering innovative cryotherapy ablation solutions, today announced the expiration of the previously announced tender offer by Galil’s indirect wholly owned subsidiary Galil Merger Sub, Inc. to purchase (i) all of the outstanding publicly traded shares of Perseon Corporation (NASDAQ: PRSN; PRSNW) common stock for $1.00 per share in cash and (ii) all of the outstanding publicly traded warrants to purchase Perseon common stock for $0.02 per warrant (the “Offer”).  The Offer expired immediately after 11:59 p.m., Eastern Time, on December 21, 2015.

The Depositary for the Offer has informed Galil that as of the expiration of the Offer, approximately 6,263,504 shares of common stock of Perseon have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 64% of Perseon’s common stock.  In addition, as of the expiration of the Offer, approximately 2,119,200 of the publicly traded warrants of Perseon have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 16% of Perseon’s publicly traded warrants. As a result, while the Minimum Share Condition, as defined in the Offer to Purchase, dated November 5, 2015 (the “Offer to Purchase”), was satisfied, the Minimum Public Warrant Condition, also as defined in the Offer to Purchase, was not satisfied. Additionally, Galil has been unable to obtain financing sufficient to satisfy the Financing Condition, as defined in the Offer to Purchase.

Shares and publicly-traded warrants tendered into the Offer have not been accepted for payment and Galil has instructed the Depositary to promptly return all shares and publicly-traded warrants tendered into the Offer to the tendering stockholders and warrant holders, without any action required on the part of the stockholders or warrant holders.

Galil has also notified Perseon that, because the Offer expired in accordance with its terms without Galil Merger Sub, Inc. having purchased any Shares pursuant to the Offer, Galil and Galil Merger Sub, Inc. have terminated the Agreement and Plan of Merger, dated October 26, 2015, by and among Galil, Galil Merger Sub, Inc. and Perseon.

About Galil Medical

Galil is a global leader in delivering innovative cryotherapy ablation solutions.  Galil’s products are utilized by interventional radiologists and surgeons to ablate cancerous and non-cancerous tumors affecting the kidney, bone, lung, liver, and prostate. At the prestigious CIRSE conference recently held in Lisbon, Portugal, the clinical experience with cryotherapy was discussed in over 30 scientific presentations. Galil has facilities located in Arden Hills, Minnesota and Yokneam, Israel. Shareholders include Thomas, McNerney & Partners, The Vertical Group, and Investor Growth Capital.

About Perseon

Perseon Corporation invests its resources in fighting humanity’s worst disease: cancer. Perseon’s people are dedicated to finding innovative technologies and means to deliver energy solutions to healthcare providers and patients around the world. MicroThermX treats soft tissue tumors with precision-focused energy, expanding the options and broadening the opportunities for cancer treatment.

Additional Information

This communication is not an offer to purchase or a solicitation of an offer to sell the shares of common stock or warrants to purchase common stock of Perseon. Galil filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and Perseon filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC.  The solicitation and the offer to purchase Perseon common stock and warrants to purchase Perseon common stock was only made pursuant to the offer to purchase, letter of transmittal and related materials filed as part of the Schedule TO that Galil filed with the SEC.

Contact

For Galil Medical

Martin J. Emerson

President and CEO

Galil Medical

+1 651 287 5050

Marty.emerson@galilmedical.com

Scott P. Youngstrom

Vice President, Chief Financial Officer

Galil Medical

+1 651 287 5052

Scott.youngstrom@galilmedical.com

For Perseon

Tricia Ross

Financial Profiles

310-622-8226

tross@finprofiles.com

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